CLAUDE RESOURCES INC. COMPLETES PRIVATE PLACEMENT OFFERING

Saskatoon, Saskatchewan - June 23, 3005 - Claude Resources Inc. (the "Company") is pleased to announce that it has completed the private placement offering previously announced on May 20, 2005. The offering consisted of a total of 4,023,100 units, issued at a price of Cdn$1.00 per unit, and a total of 4,547,273 common shares, issued on a flow-through basis at a price of Cdn$1.10 per common share. Gross proceeds from the offering were approximately Cdn$9,025,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder, upon exercise at any time within 24 months following the closing date and upon payment of Cdn$1.20, to subscribe for one common share.

Brokerage fees and broker options were paid to Toll Cross Securities Inc. (the “Agent”), who acted as agent on behalf of the Company in respect of this transaction. The broker options entitle the Agent to purchase up to an aggregate of 201,155 broker units, being 5% of the number of units sold pursuant to the offering, at any time within 24 months following the closing date at a price of Cdn$1.10 per broker unit. Each broker unit consists of one common share and one-half of a broker warrant. Each whole broker warrant will entitle the holder to subscribe for one common share for a period of 24 months from the closing date at an exercise price of Cdn$1.30.

Claude's intention is to use the net proceeds from the offering to facilitate the completion of the bulk sampling programs and related infrastructure at the Porky Lake and Santoy Lake gold exploration properties and for general corporate purposes. The proceeds from the sale of the flow-through common shares will be used for expenditures described above that will be "Canadian Exploration Expenses" that qualify as "Flow-Through Mining Expenditures", for purposes of the Income Tax Act (Canada). Claude will renounce such expenses with an effective date no later then December 31, 2005.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the U.S.

For further information, please contact:
Neil McMillan
President and Chief Executive Officer
or
Rick Johnson
Chief Financial Officer
(306) 668-7505

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